UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.    )*

Under the Securities Exchange Act of 1934

SmartStop Self Storage REIT, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

83192D105

(CUSIP Number)

H. Michael Schwartz

Chief Executive Officer

SmartStop Self Storage REIT, Inc.

10 Terrace Road

Ladera Ranch, California 92694

(949) 429-6600

With a copy to:

Michael K. Rafter, Esq.

Erin Reeves McGinnis, Esq.

Nelson Mullins Riley & Scarborough LLP

201 17th Street NW, Suite 1700

Atlanta, Georgia 30363

(404) 322-6627

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83192D105

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) H. Michael Schwartz
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with:	7.	Sole Voting Power 10,455,626.71(1)
	8.	Shared Voting Power 84,414.23(2)
	9.	Sole Dispositive Power 10,455,626.71(1)
	10.	Shared Dispositive Power 84,414.23(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,540,040.94(3)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%(4)
14.	Type of Reporting Person IN

CUSIP No. 83192D105

(1)

Represents (i) 483,224 shares of Class A Common Stock (as defined in Item 1 hereto) of the Issuer (as defined in Item 1 hereto), of which 100 shares are owned by SmartStop OP Holdings, LLC (“SOH”) and 483,124 shares are owned by Strategic 1031, LLC (“Strategic 1031”), as to which the Reporting Person (as defined in Item 2 hereto) has voting and dispositive power; (ii) 386,173 Class A limited partnership units (the “OP Units”) of SmartStop OP, L.P., the Issuer’s operating partnership (the “Operating Partnership”), of which 386,100 units are owned by SS Growth Advisor, LLC (“SS Growth Advisor”) and 73 units are owned by SS Toronto REIT Advisors, LLC (“SS Toronto REIT Advisors”), as to which the Reporting Person has voting and dispositive power; and (iii) 9,586,229.71 Class A-1 limited partnership units of the Operating Partnership (“Class A-1 Units”) owned by SOH, as to which the Reporting Person has voting and dispositive power. OP Units are redeemable by the holder for, at the election of the Issuer, shares of Class A Common Stock on a one-for-one basis or the cash value of such shares. Class A-1 Units are redeemable by the holder for, at the election of the Issuer, shares of Class A Common Stock on a one-for-one basis or the cash value of such shares.

(2)

Represents (i) 58,630.40 shares of Class A Common Stock held by a family trust, as to which the Reporting Person has shared voting and dispositive power; and (ii) 25,783.83 vested long-term incentive plan units (“LTIP Units”) of the Operating Partnership held by a family trust, as to which the Reporting Person has shared voting and dispositive power. Vested LTIP Units are convertible into OP Units on a one-for-one basis.

(3)

Represents an aggregate of (i) 541,854.40 shares of Class A Common Stock; (ii) 386,173 OP Units; (iii) 9,586,229.71 Class A-1 Units; and (iv) 25,783.83 LTIP Units. Does not include (i) 58,630.40 unvested shares of restricted stock representing underlying shares of Class A Common Stock; (ii) 226,544.97 unvested time-based LTIP Units; or (iii) 168,219.30 unvested performance-based LTIP Units, in each case which were issued to the Reporting Person under the Issuer’s Employee and Director Long-Term Incentive Plan, as they do not vest within 60 days of September 3, 2021. Except for the securities held directly by the Reporting Person, the Reporting Person disclaims beneficial ownership of the remaining securities except to the extent of his pecuniary interest therein.

(4)

The Reporting Person’s percentage ownership is based on (i) approximately 84,709,099 shares of common stock outstanding as of September 3, 2021, and (ii) approximately 10,270,455 limited partnership units of the Operating Partnership that are vested, outstanding, and convertible into common stock of the Company.

CUSIP No. 83192D105

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Class A common stock (the “Class A Common Stock”), $0.001 par value per share, of SmartStop Self Storage REIT, Inc., a Maryland corporation (the “Issuer”). The Issuer’s principal executive office is located at 10 Terrace Road, Ladera Ranch, California 92694.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by H. Michael Schwartz (the “Reporting Person”).

(b) The business address of the Reporting Person is 10 Terrace Road, Ladera Ranch, California 92694.

(c) The Reporting Person’s principal occupation is Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4, Item 5 and Item 6 are hereby incorporated by reference in its entirety.

The Reporting Person acquired the securities reported herein in the following manner and amounts:

Class A Common Stock

On January 8, 2013, the Issuer’s former advisor acquired 100 shares of Class A Common Stock in exchange for a $1,000 initial investment in the Issuer, which shares were acquired by SOH in connection with the Self Administration Transaction, as described below. On October 1, 2018, Strategic 1031 acquired 483,124 shares of Class A Common Stock in exchange for certain OP Units received in connection with the Toronto Merger, as described below, which OP Units had an estimated value of $5,100,000. On June 28, 2019, the Reporting Person was granted 117,260.79 shares of restricted stock representing underlying shares of Class A Common Stock pursuant to the Issuer’s Employee and Director Long-Term Incentive Plan; 58,630.40 of such shares of restricted stock have since vested.

OP Units

On February 1, 2017, the Issuer, the Operating Partnership, SST II Toronto Acquisition, LLC, and Strategic Storage Toronto Properties REIT, Inc. (“SS Toronto”) entered into an agreement and plan of merger (the “Toronto Merger Agreement”) whereby SS Toronto became a wholly-owned subsidiary of the Operating Partnership (the “Toronto Merger”). Pursuant to the Toronto Merger Agreement, the holders of SS Toronto common stock—Strategic 1031 and SS Toronto REIT Advisors—received approximately 483,197 OP Units and $7,300,000 in cash in exchange for their shares of SS Toronto common stock. 483,124 of such OP Units were issued to Strategic 1031, and 73 of such OP Units were issued to SS Toronto REIT Advisors.

CUSIP No. 83192D105

On January 24, 2019, pursuant to an agreement and plan of merger (the “SSGT Merger Agreement”) entered into by and among the Issuer, the Operating Partnership, SST II Growth Acquisition, LLC (“SSGT Merger Sub”), Strategic Storage Growth Trust, Inc. (“SSGT”) and SS Growth Operating Partnership, L.P. (“SSGT OP”), whereby SSGT merged with and into SSGT Merger Sub and SSGT OP merged with and into the Operating Partnership. Pursuant to the SSGT Merger Agreement, the holders of SSGT OP units of partnership interest (“SSGT OP Units”) received approximately 1.127 OP Units per SSGT OP Unit held. As a result, 396,000 OP Units were issued to SS Growth Advisor.

OP Units are redeemable by the holder for, at the election of the Issuer, shares of Class A Common Stock on a one-for-one basis or the cash value of such shares. As described above, on October 1, 2018, Strategic 1031 exchanged 483,124 OP Units for 483,124 shares of Class A Common Stock.

LTIP Units

On April 22, 2020, the Reporting Person was granted 103,135.30 time-based LTIP Units and 68,756.90 performance-based LTIP Units pursuant to the Issuer’s Employee and Director Long-Term Incentive Plan; 25,783.83 of such time-based LTIP Units have since vested. On April 19, 2021, the Reporting Person was granted 149,193.50 time-based LTIP Units and 99,462.40 performance-based LTIP Units pursuant to the Issuer’s Employee and Director Long-Term Incentive Plan. Vested LTIP Units are convertible into OP Units on a one-for-one basis.

Class A-1 Units

On June 28, 2019, the Issuer and the Operating Partnership, as contributee, and SmartStop Asset Management, LLC (“SAM”), and SOH, as contributor, entered into a Contribution Agreement (the “Contribution Agreement”) whereby the Operating Partnership acquired the self storage advisory, asset management, property management, investment management, and certain joint venture interests of SAM, along with certain other assets (the “Self Administration Transaction”), in exchange for $769,126 in cash, assumption of existing debt in the amount of $15,000,000, and 8,698,956 Class A-1 Units and 3,283,302 Class A-2 limited partnership units of the Operating Partnership (“Class A-2 Units”). The Class A-1 Units and the Class A-2 Units were issued to SOH pursuant to the Contribution Agreement. Class A-1 Units are redeemable by the holder for, at the election of the Issuer, shares of Class A Common Stock on a one-for-one basis or the cash value of such shares. Class A-2 Units may convert into Class A-1 Units as earn-out consideration upon the Operating Partnership reaching certain performance benchmarks tied to the Operating Partnership’s assets under management. To date, 1,094,434 Class A-2 Units have converted to 1,121,795.71 Class A-1 Units.

Pursuant to the Contribution Agreement, the Class A-1 Units were subject to a lock-up period, which lock-up period expired, without any action on the part of the Reporting Person, on June 28, 2021. Accordingly, the Reporting Person acquired beneficial ownership of the 9,586,229.71 Class A-1 Units then held by SOH on April 29, 2021, 60 days before the expiration of the lock-up period. Becoming the beneficial owner of those securities on that date caused the Reporting Person to exceed the reporting threshold under Section 13(d).

Item 4.	Purpose of Transaction.

The information set forth in Item 3, Item 5 and Item 6 are hereby incorporated by reference in its entirety.

CUSIP No. 83192D105

The Reporting Person originally acquired the securities of the Issuer for investment purposes and, over time, has acquired additional securities of the Issuer either as a result of transactions engaged in by the Issuer (e.g. mergers) or as compensation. The Reporting Person may purchase additional securities of the Issuer or dispose of securities of the Issuer in varying amounts and at varying times. Any transaction that the Reporting Person may pursue may be made at any time and from time to time will depend on a variety of factors, including, without limitation, then-existing restrictions upon the Reporting Person’s ability to purchase and sell securities of the Issuer, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Person’s trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Person. The Reporting Person also may receive, as compensation, additional securities of the Issuer.

Because the Reporting Person is the Chairman and Chief Executive Officer of the Issuer, he, of course, in those capacities, could discuss with the Issuer’s management and board of directors (the “Board”) and have influence over certain items of business and corporate activities that could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In certain cases, he could, and reserves the right to, also communicate from time to time with other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives regarding the Issuer that could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal as contemplated by Schedule 13D and the related regulations.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

(a) The Reporting Person is deemed to beneficially own an aggregate of 10,540,040.94 shares of Class A Common Stock, as follows (i) 541,854.40 shares of Class A Common Stock; (ii) 386,173 OP Units; (iii) 25,783.83 LTIP Units; and (iv) 9,586,229.71 Class A-1 Units, which represents beneficial ownership of approximately 11.1% of the Issuer’s outstanding common stock. The Reporting Person’s percentage ownership is based on (i) approximately 84,709,099 shares of common stock outstanding as of September 3, 2021, and (ii) approximately 10,270,455 limited partnership units of the Operating Partnership that are vested, outstanding, and convertible into common stock of the Company.

The above does not include (i) 58,630.40 shares of unvested restricted stock; (ii) 226,544.97 unvested time-based LTIP Units; or (iii) 168,219.30 unvested performance-based LTIP Units, in each case which were issued to the Reporting Person under the Issuer’s Employee and Director Long-Term Incentive Plan, as they do not vest within 60 days of September 3, 2021.

(b) The Reporting Person has sole power to vote and dispose of 10,455,626.71 securities, which is comprised of (i) 483,224 shares of Class A Common Stock, of which 100 shares are owned by SOH and 483,124 shares are owned by Strategic 1031, as to which the Reporting Person has voting and dispositive power; (ii) 386,173 OP Units, of which 386,100 units are owned by SS Growth Advisor and 73 units are owned by SS Toronto REIT Advisors, as to which the Reporting Person has voting and dispositive power; and (iii) 9,586,229.71 Class A-1 Units owned by SOH, as to which the Reporting Person has voting and dispositive power.

CUSIP No. 83192D105

The Reporting Person has shared power to vote and dispose of 84,414.23 securities, which is comprised of (i) 58,630.40 shares of Class A Common Stock held by a family trust, as to which the Reporting Person has shared voting and dispositive power; and (ii) 25,783.83 LTIP Units held by a family trust, as to which the Reporting Person has shared voting and dispositive power.

Except for the securities held directly by the Reporting Person, the Reporting Person disclaims beneficial ownership of the remaining securities except to the extent of his pecuniary interest therein.

(c) None.

(d) Except as described herein with respect to indirect holdings by the Reporting Person, the Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the securities described herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3, Item 4 and Item 5 is hereby incorporated by reference in its entirety. Of the shares of Class A Common Stock beneficially owned by Mr. Schwartz, 386,100 OP Units, 9,586,229.71 Class A-1 Units, and 483,124 shares of Class A Common Stock are pledged by SS Growth Advisor, SAM (the sole owner of SOH), and Strategic 1031, respectively, to KeyBank National Association in connection with a loan.

Contribution Agreement

The Contribution Agreement includes earnout provisions that provide for the conversion of the Class A-2 Units issued to SOH pursuant thereto into Class A-1 Units upon the Operating Partnership reaching certain performance benchmarks tied to the Operating Partnership’s assets under management. Pursuant to the Contribution Agreement, upon the Operating Partnership reaching each benchmark, a designated portion of the Class A-2 Units shall automatically convert to Class A-1 Units based on an exchange ratio equal to $10.66 divided by the then-current value of the Class A Common Stock.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No. 1.	Contribution Agreement, dated June 28, 2019, by and among Strategic Storage Operating Partnership II, L.P., the Issuer, SmartStop Asset Management, LLC and SmartStop OP Holdings, LLC, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on July 2, 2019, Commission File No. 000-55617

CUSIP No. 83192D105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: September 3, 2021

By:	/s/ H. Michael Schwartz
Name: H. Michael Schwartz

Exhibit No. 1

Contribution Agreement

(incorporated by reference)